UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2009

Commission File Number: 001-33195

TRINA SOLAR LIMITED

No. 2 Tian He Road

Electronics Park, New District

Changzhou, Jiangsu 213031

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Incorporation by Reference

We are incorporating this report on Form 6-K by reference into our registration statement on Form F-3, Registration No. 333-152333, which became effective on July 15, 2008.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINA SOLAR LIMITED

By:	/s/ Jifan Gao
Name:	Jifan Gao
Title:	Chairman and Chief Executive Officer

Date: March 4, 2009

Exhibit Index

Exhibit 99.1	– Press Release

Exhibit 99.1

Trina Solar Announces Fourth Quarter and Fiscal Year 2008

Results

Changzhou, China – March 3, 2009 – Trina Solar Limited (TSL) (“Trina Solar” or the “Company”), a leading integrated manufacturer of solar photovoltaic products from the production of ingots, wafers and cells to the assembly of PV modules, today announced its financial results for the fourth quarter and fiscal year 2008.

Fourth Quarter 2008 Financial and Operating Highlights

•	Solar module shipments were 57.59 MW, a decrease of 13.2% sequentially and an increase of 140.9 % year-over-year

•	Total net revenues were $216.3 million, a decrease of 25.6% sequentially and an increase of 113.4% year-over-year

•

Gross profit was $20.8 million, which gave effect to a non-cash inventory provision of $17.0 million. Gross margin was 9.6%, compared to 22.4% in the third quarter of 2008. The negative impact of the inventory provision to fourth quarter gross margin was 7.9%.

•	Net loss was $0.7 million

•	Earnings per fully diluted ADS were negative $0.03. The negative impact of the fourth quarter inventory was approximately $0.68 per fully diluted ADS

•	Net positive operating cash flow of approximately $57.2 million

•

Short-term debt balances reduced by approximately $40.8 million to $248.6 million as of December 31, 2008. Total available credit line increased to over $200 million from approximately $150 million during the fourth quarter

•	Reduced the Company’s non-silicon manufacturing cost for its multicrystalline module products to $0.82 cents per watt

Full Year 2008 Results Financial and Operating Highlights

•	Solar module shipments were 201.01 MW, compared to the Company’s previous guidance of 200 MW to 206 MW, an increase of 164.8% from 2007

•	Total net revenues were $831.9 million, an increase of 175.6% from 2007

•	Gross profit was $164.4 million, an increase of 143.2% from 2007

•	Gross margin was 19.8%, compared to 22.4% in 2007

•	Net income for the full year was $61.4 million, an increase of 71.7% from 2007

•	Earnings per fully diluted ADS for 2008 were $2.37, compared to $1.51 in 2007

•	Secured module contracts which are expected to generate approximately 300 MW in 2009 module shipments

•	Ranked in the top two of 14 international solar module manufacturers in TUV Reinland’s Energy Yield 2008 for the testing period from September 1 to 30, 2008, as reported in January of 2009

“Despite the challenging global economic and financial climate, we are pleased with our strong performance in the fourth quarter,” said Mr. Jifan Gao, Chairman and CEO of Trina Solar. “The value of and loyalty towards our brand helped us to exceed our quarterly revenue guidance, despite sector-wide declines in the average sales price of modules. The launch of our European warehouse operations added to our fourth quarter sales by improving our delivery response time and services to customers.

By accelerating our non-silicon manufacturing cost reduction, we produced positive operating cash flows which preserved our cash balances as we reduced our short-term debt balances. We will continue to focus on generating positive operating cash flows to support our 2009 growth plan and strategic initiatives, which will focus on enhancements to our technology, cost reduction and brand recognition.

Addressing cost reduction, we achieved significant progress in our multicrystalline production, which we ramped up steeply in 2008. Based on our fourth quarter cost of approximately $0.82 per watt and targeted further reduction of 5% for the first quarter of 2009, we believe we will become one of the industry’s cost leaders with recognized high quality. Our supply chain enhancements include increased adoption of higher efficiency materials, in addition to innovative manufacturing processes currently in advanced testing stage to increase our yields and efficiencies to further reduce unit costs.

We are also pleased to share that in January of this year Trina Solar learned it had been ranked by TUV Reinland in the top two out of 14 participating international module manufacturers for specific energy yield, during TUV Reinland’s Energy Yield 2008 testing period from September 1 to 30, 2008. This underscores our committed emphasis to continually improve the quality of our material and production qualities, in addition to our customer’s pre and post sales service experience.

Although economic concerns continue to affect negatively the overall PV market, we have benefited from our strong sales capabilities and brand recognition in part due to our abilities to expand our wholesale and project related distribution channels in an increasing number of markets.

Recent Business Highlights

During the fourth quarter of 2008, the Company benefited from:

•	Strong customer loyalty from significant, earlier established PV partners throughout Europe and worldwide, who are less impacted by the reduced availability of commercial credit

•	Increasing sales diversification to a total of 18 established and emerging PV markets, including Greece, the Czech Republic, Australia, and the United States

•	Increased sales to project system integrators, which currently represent more than half of our total shipments

•	Strong support from Spanish partners who are increasingly active doing projects outside of Spain

•	Capacity expansion to 350MW for each of ingot, wafer, cell and module productions as of December 31, 2008

•	New cell production Lines 13 and 14 being placed into commercial operation

•	Launch of European warehouse operations in Rotterdam, Netherlands

The Company also announced the planned establishment of the Company’s North American operations base in San Francisco in 2009.

Fourth Quarter 2008 Results

Net Revenues

Trina Solar’s net revenues in the fourth quarter of 2008 were $216.3 million, which exceeded the Company’s previous guidance of $190 million to $210 million, a decrease of 25.6% sequentially and an increase of 113.4% year-over-year. Total shipments were 57.59 MW, within the Company’s previous guidance of 55 MW to 60 MW, compared to 66.36 MW in the third quarter of 2008 and 23.91 MW in the fourth quarter of 2007. The sequential decline in ASP and total shipments was primarily due to weakened economic conditions, decreased availability of project financing in European markets, and reduced Spanish market demand resulting from amendments in government incentive legislation.

Gross Profit and Margin

Gross profit in the fourth quarter of 2008 was $20.8 million, compared to $65.2 million in the third quarter of 2008 and $27.6 million in the fourth quarter of 2007. Gross profit includes a non-cash inventory provision of $17.0 million. Gross margin was 9.6% in the fourth quarter of 2008, compared to the Company’s previous guidance of 13% and 15%. The fourth quarter gross margin decreased from 22.4% in the third quarter of 2008 and 27.2% in the fourth quarter of 2007. Other than the non-cash inventory provision, the sequential and year-over-year decreases in gross margin were also due to lower module ASP resulting from weakened demand caused by global economic and financial climate. The decline was partially offset by significant reductions in blended polysilicon costs due to improved market supply conditions and the increased contribution by the Company’s portfolio of polysilicon feedstock contracts. The Company also accelerated reduction of its manufacturing cost per watt due to increased production yield efficiencies resulting from improving both its technology transfer and supply chain management efforts.

Inventory Provision

The Company made a non-cash inventory provision in the fourth quarter of $17.0 million based on a revaluation of its silicon inventory as a result of notable market price declines in the quarter. The non-cash inventory provision also had a corresponding effect on the Company’s operating and net margins.

Operating Expense, Income and Margin

Operating expenses in the fourth quarter of 2008 were $16.9 million, a decrease of 8.0% sequentially and an increase of 49.0% year-over-year. The Company’s operating expenses accounted for 7.8% of its fourth quarter net revenues, an increase from 6.3% in the third quarter of 2008 and a decrease from 11.2% in the fourth quarter of 2007. The sequential percentage increase was primarily due to the sequential decline in total net revenues. The year-over-year decrease was achieved due to expense-control measures taken by the Company during 2008 combined with the continued growth of the Company’s business over the course of the year. Operating expenses in the fourth quarter of 2008 included approximately $1.0 million in share-based compensation expenses, compared to approximately $0.7 million in the fourth quarter of 2007.

As a result of foregoing, operating income in the fourth quarter of 2008 was $3.9 million, compared to $46.8 million in the third quarter of 2008 and $16.2 million in the fourth quarter of 2007. Operating margin was 1.8% in the fourth quarter of 2008, compared to 16.1% in the third quarter of 2008 and 16.0% in the fourth quarter of 2007.

Net Interest Expense

Net interest expense in the fourth quarter of 2008 was $6.5 million, compared to $7.2 million in the third quarter of 2008 and $0.3 million in the fourth quarter of 2007. The sequential decline was due to a reduction in short term loan balances while the year-over-year increase was due to additional bank borrowings to support the Company’s 2008 capacity expansion.

Foreign Currency Exchange Gain

Foreign currency exchange gain was $3.2 million in the fourth quarter of 2008, compared to a $4.9 million loss in the third quarter of 2008 and a $1.4 million loss in the fourth quarter of 2007. This increase was due to the appreciation of the Euro against the US dollar and the Company’s increased hedging capacity involving the utilization of foreign currency forward contracts.

Net Income and EPS

Net loss was $0.7 million in the fourth quarter of 2008, a decrease from $32.1 million in the third quarter of 2008 and $17.5 million in the fourth quarter of 2007. Net loss includes a foreign currency exchange gain of $3.2 million.

Net margin was negative 0.3% in the fourth quarter of 2008, compared to 11.0% in the third quarter of 2008 and 17.3% in the fourth quarter of 2007.

Earnings per fully diluted ADS were negative $0.03. The effect of the fourth quarter inventory provision, net of tax effect, was approximately $0.68 per fully diluted ADS while the effect of the fourth quarter foreign currency exchange gain, net of tax effect, was approximately $0.13 per fully diluted ADS.

Full Year 2008 Results

For 2008, net revenues were $831.9 million, compared to the Company’s previous guidance of $800 million to $850 million. Total net revenue rose 175.6% from $301.8 million in 2007, primarily due to the increased shipments and offset in part by the decreased ASP. Total shipments were 201.01 MW, an increase of 164.8% from 75.91 MW in 2007. Gross profit for 2008 was $164.4 million, an increase of 143.2% from $67.6 million in 2007. Gross margin was 19.8% in 2008, compared to 22.4% in 2007. The Company’s previous 2008 guidance was from 20% to 22%.

Operating income for 2008 was $100.0 million, up 177.8% from $36.0 million in 2007. Operating margin was 12.0% in 2008, compared to 11.9% in 2007.

Net income from continuing operations for 2008 was $61.4 million, an increase of 73.5% from 2007. Net income was $61.4 million, an increase of 71.7% from 2007. Net margin was 7.4% in 2008, compared to 11.8% in 2007.

Earnings per fully-diluted ADS for 2008 were $2.37, an increase of 57% compared to $1.51 per fully diluted ADS for the full year 2007.

Financial Condition

As of December 31, 2008, the Company had $177.2 million in cash and cash equivalents, and restricted cash. The Company’s working capital balance was $84.2 million. Total bank borrowings stood at $263.2 million, of which $14.6 million were long-term borrowings. Shareholders’ equity was $433.1 million, up slightly from $432.7 million at the end of the third quarter of 2008.

The Company increased the effective capacity of its foreign currency hedging program during the fourth quarter of 2008 involving forward currency contracts between the Euro and US dollar currencies, with goal to mitigate possible negative effects of exchange rate volatility.

First Quarter and Fiscal Year 2009 Guidance

While the Company typically provides a range of guidance for future performance, the current global economic and financial climate makes such predictions difficult.

For the first quarter of 2009, the Company expects to ship between 50 MW to 55 MW of PV modules. The Company believes gross margin for the first quarter will likely be between 15% and 17%.

For the full year of 2009 the Company expects total PV module shipments between 350 MW to 400 MW, representing an increase of 74% to 99% from 2008.

Operations and Business Outlook for 2009

Module Cost Reduction

As of February, 2009, the Company’s non-silicon manufacturing cost for its multicrystalline modules, which are expected to represent approximately 70% of its 2009 production, was approximately $0.82 per watt. By year end 2009 the Company expects further reduction of 15% to 20% through a combination of technology and manufacturing process improvements, including supply chain and logistics management initiatives currently under testing or development.

Order Backlog

The Company is currently targeting module production of between 350 MW to 400 MW for 2009. The Company has entered into contracts expected to generate approximately 300 MW in 2009 shipments.

Silicon Procurement

Through the Company’s diversified range of short, medium, and long-term supply contracts, which include agreements entered into in the first quarter of 2007, the Company will continue to maintain competitive silicon costs relative to the current market price.

Capacity Expansion

Given recent changes in the global economic and financial climate, the Company is analyzing several 2009 capacity growth scenarios for anticipated announcement in the second quarter of 2009.

Cell Technology and Product Development Update

The Company is currently improving its cell manufacturing processes, including passivation and metallization techniques involved in the photovoltaic manufacturing process, with target year end cell efficiency goals of up to 18.5% and 17.5%, respectively, for its monocrystalline and multicrystalline product lines, compared to 17.5% and 16.3% achieved in December 2008. The Company also plans to further enhance its BIPV module product.

Conference Call

The Company will host a conference call at 8:00 a.m. ET on March 3, 2009, to discuss the results for the quarter ended December 31, 2008. Joining Jifan Gao, Chairman and CEO of Trina Solar, will be Terry Wang, Chief Financial Officer, Sean Tzou, Chief Operating Officer, Steven Zhu, Vice President, International Procurement and Business Development, Arturo Herrero, Vice President, Sales and Marketing, and Thomas Young, Director of Investor Relations. To participate in the conference call, please dial the following number five to ten minutes prior to the scheduled conference call time: 1 (800) 884-2382. International callers should dial +1 (660) 422-4933. The conference ID for the call is 8623-0496.

If you are unable to participate in the call at this time, a replay will be available on March 3 at 11:00 a.m. ET, through March 10, at 11:59 p.m. ET. To access the replay, dial 1 (800) 642-1687, international callers should dial +1 (706) 645-9291, and enter the conference ID 8623-0496.

This conference call will be broadcast live over the Internet and can be accessed by all interested parties on Trina Solar’s website at http://www.trinasolar.com. To listen to the live webcast, please go to Trina Solar’s website at least fifteen minutes prior to the start of the call to register, download, and install any necessary audio software. For those unable to participate during the live broadcast, a replay will be available shortly after the call on Trina Solar’s website for 90 days.

About Trina Solar Limited

Trina Solar Limited (NYSE: TSL) is a well recognized manufacturer of high quality modules and has a long history as a solar PV pioneer since it was founded in 1997 as a system installation company. Trina Solar is one of the few PV manufacturers that has developed a vertically integrated business model from the production of monocrystalline and multicrystalline ingots, wafers and cells to the assembly of high quality modules. Trina Solar’s products provide reliable and environmentally-friendly electric power for a growing variety of end-user applications worldwide. For further information, please visit Trina Solar’s website at http://www.trinasolar.com.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the Company’s ability to raise additional capital to finance the Company’s activities; the effectiveness, profitability, and marketability of its products; the future trading of the securities of the Company; the ability of the Company to operate as a public company; the period of time for which its current liquidity will enable the Company to fund its operations; the Company’s ability to protect its proprietary information; general economic and business conditions; the volatility of the Company’s operating results and financial condition; the Company’s ability to attract or retain qualified senior management personnel and research and development staff; and other risks detailed in the Company’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, they cannot assure you that their expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

Trina Solar Limited

Unaudited Consolidated Statement of Operations

(US dollars in thousands, except ADS and share data)

	For the Three Months Ended September 30,	For the Three Months Ended December 31,		For the Year Ended December 31,
	2008	2008	2007	2008	2007
Net revenues	$290,723	$216,338	$101,394	$831,901	$301,819
Cost of revenues	225,533	195,535	73,796	667,459	234,191

Gross profit	65,190	20,803	27,598	164,442	67,628
Operating expenses
Selling expenses	6,780	5,348	3,860	20,302	11,019
General and administrative expenses	11,018	11,313	6,533	39,019	17,817
Research and development expenses	502	278	978	3,039	2,805
Polysilicon project discontinuance	102	—	—	2,100	—

Total operating expenses	18,402	16,939	11,371	64,460	31,641

Operating income	46,788	3,864	16,227	99,982	35,987
Exchange gain or (loss)	(4,882)	3,209	(1,440)	(11,802)	(1,999)
Interest expenses	(7,764)	(7,011)	(2,636)	(23,937)	(7,551)
Interest income	608	544	2,362	2,944	4,810
Gain (loss) on change in fair value of derivative	—	(1,067)	1,842	(1,067)	854
Other income	1	1	502	(156)	1,554

Income (loss) before income taxes	34,751	(460)	16,857	65,964	33,655
Income tax (expenses) benefit	(2,698)	(213)	509	(4,609)	1,707

Net income (loss) from continuing operations	32,053	(673)	17,366	61,355	35,362
Net income (loss) from discontinued operations	—	—	162	—	368

Net income (loss)	$32,053	$(673)	$17,528	$61,355	$35,730

Earnings (loss) per ADS from continuing operations
Basic	1.280	(0.027)	0.696	2.453	1.511
Diluted	1.169	(0.027)	0.685	2.374	1.492
Earnings (loss) per ADS
Basic	1.280	(0.027)	0.702	2.453	1.527
Diluted	1.169	(0.027)	0.691	2.374	1.507
Weighted average ADS outstanding
Basic	25,037,307	25,072,076	24,959,857	25,012,027	23,397,997
Diluted	28,394,335	25,072,076	25,351,666	26,907,234	23,706,852

Trina Solar Limited

Unaudited Consolidated Balance Sheet

(US dollars in thousands)

	September 30, 2008	December 31, 2008	December 31, 2007
ASSETS
Current assets:
Cash and cash equivalents	$136,297	$132,224	$59,696
Restricted cash	48,526	44,991	103,375
Inventories	102,110	85,687	58,548
Accounts receivable, net	110,598	105,193	72,323
Other receivables	4,161	4,380	3,063
Advances to suppliers	69,121	42,247	42,953
Amount due from related parties	5,272	—	614
Value-added tax recoverable	7,639	3,052	1,417
Deferred tax assets	964	2,109	380
Current assets of discontinued operations	—	—	33

Total current assets	484,688	419,883	342,402
Property, plant and equipment	355,378	357,594	197,124
Intangible assets, net	7,013	26,915	5,462
Advances to suppliers - long-term	113,286	130,352	53,737
Foreign currency embedded derivative	854	854	854
Deferred tax assets	2,609	2,808	1,095
Deferred convertible bond issue cost	1,861	1,710	—

TOTAL ASSETS	$965,689	$940,116	$600,674

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:

Short-term borrowings, including current portion of long-term debt	$289,406	$248,558	$163,563
Accounts payable	48,721	62,504	42,691
Accrued expenses	17,578	17,567	10,255
Advances from customers	8,795	2,369	2,371
Income tax payable	7,314	3,649	1,406
Foreign currency derivatives	—	1,067	—
Current liabilities to be disposed	—	—	199

Total current liabilities	371,814	335,714	220,485

Long-term bank borrowings	14,666	14,631	8,214
Long-term advances from customers	1,170
Convertible bond payable	132,786	133,248	—
Accrued warranty costs	10,739	12,473	4,486
Long-term payables	1,771	10,993	—

Total liabilities	532,946	507,059	233,185

Ordinary shares	26	30	26
Additional paid-in capital	307,879	308,904	304,878
Retained earnings	113,380	112,707	51,352
Other comprehensive income	11,458	11,416	11,233

Total shareholders’ equity	432,743	433,057	367,489

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$965,689	$940,116	$600,674

For further information, please contact:

Trina Solar Limited	CCG Investor Relations
Terry Wang, CFO	Crocker Coulson, President
Phone: + (86) 519-8548-2009 (Changzhou)	Phone: + (1) 646-213-1915
Thomas Young, Director of Investor Relations	Email: crocker.coulson@ccgir.com
Phone: + (86) 519-8548-2009 (Changzhou)	Richard Micchelli, Financial Writer
Email: ir@trinasolar.com	Phone: + (1) 646-454-4516
Email: richard.micchelli@ccgir.com